SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

Notification of Late Filing

Commission File Number: 1-12115

(Check one):	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: March 31, 2005 ☐ Transition Report on Form 10-K ☐ Transition Report on Form 20-F ☐ Transition Report on Form 11-K ☐ Transition Report on Form 10-Q ☐ Transition Report on Form N-SAR

For the Transition Period Ended: N/A

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

N/A

PART I — REGISTRANT INFORMATION

Continucare Corporation

Full name of registrant

N/A

Former name if applicable

7200 Corporate Center Drive, Suite 600

Address of principal executive office (Street and Number)

Miami, Florida 33126

City, State and Zip Code

PART II — RULE 12B-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box.)

(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period

     On May 11, 2005, the Audit Committee of our Board of Directors concluded, upon the recommendation of management, that we will be required to restate our previously issued financial statements for the Fiscal Year ended June 30, 2004, for the three months ended September 30, 2004, and for the three and six months ended December 31, 2004. Pending their restatement, those financial statements should not be relied upon. Due to the time and effort involved in completing the required analysis, we anticipate a delayed filing of our Form 10-Q for the fiscal quarter ended March 31, 2005.

     Our Audit Committee determined that we are required to restate our financial statements after discovery and preliminary analysis of the impact of a latent error in an automated software system used to submit particular patient

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data to one of our HMO affiliates. Because the data formed an element of the HMO’s calculation of payments due to us, the error resulted in us over-stating revenue associated with that one HMO. The patient data submitted through the software in question only related to the period beginning January 1, 2004, and the software’s use was confined to the one HMO. Accordingly, the error did not impact revenue associated with any of our other HMO affiliates. We believe that we have corrected the software error and that we are now able to submit correct patient data.

     Continucare currently estimates that the patient data inaccuracies resulted in Continucare over-stating its total revenue, net income, and diluted net income per common share, which are expected to result in the following unaudited adjustments:

•	For the Fiscal Year ended June 30, 2004:
•	Total revenue: From $102.5 million to approximately $101.7 million
•	Net income: From $5.3 million to approximately $4.5 million
•	Diluted EPS: From $0.11 to approximately $0.09

•	For the three-months ended September 30, 2004:
•	Total revenue: From $26.8 million to approximately $26.1 million
•	Net income: From $1.6 million to approximately $1.1 million
•	Diluted EPS: From $0.03 to approximately $0.02

•	For the three-months ended December 31, 2004:
•	Total revenue: From $27.5 million to approximately $27.0 million
•	Net income: From $2.5 million to approximately $2.0 million
•	Diluted EPS: From $0.05 to approximately $0.04

•	For the six-months ended December 31, 2004:
•	Total revenue: From $54.3 million to approximately $53.1 million
•	Net income: From $4.1 million to approximately $3.1 million
•	Diluted EPS: From $0.08 to approximately $0.06

     In addition, Continucare’s balance sheets are expected to reflect decreases in amounts due from HMOs of approximately $0.8 million, $1.4 million and $1.9 million, as of June 30, September 30, and December 31, 2004, respectively, and decreases in accrued expenses of $0.1 million, and $0.2 million, as of September 30, and December 31, 2004, respectively. As a result of these changes, shareholders’ equity is expected to be reduced to $16.3 million from $17.0 million, $17.2 million from $18.6 million, and $19.6 million from $21.3 million as of June 30, September 30, and December 31, 2004, respectively.

     The estimated restated results set forth above are preliminary and unaudited, and no assurance can be given that Continucare’s restated financial results for the periods set forth above will not differ materially from this preliminary assessment.

     We have no reason to believe that we will be unable to file our Form 10-Q by the extended deadline of May 23, 2005, although no assurance can be given that we will file our Form 10-Q by the extended deadline.

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PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification.

Fernando L. Fernandez	(305)	500-2000

(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) or the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter period) that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). ☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof ☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

See Part III above.

FORWARD-LOOKING INFORMATION

Except for historical matters contained herein, statements made in this press release are forward-looking and are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Investors and others are cautioned that forward-looking statements are subject to risks and uncertainties that may affect our business and prospects and cause our actual results to differ materially from those set forth in the forward-looking statements. These factors include, without limitation, the risk that the software error discussed above affected other data that we submitted to our HMO affiliate or that the extent of the reporting errors were greater than currently estimated; the risk that we have not fully corrected that software error or that other undetected errors may exist in that software or our other software systems; the risk that our independent registered accounting firm has not audited or reviewed the financial information contained in this press release; the risk that additional accounting errors may be discovered or that additional adjustments may be required; the risk that our revised financial results will take longer to prepare than anticipated or will reflect greater adjustments than currently estimated; the risk that we may be determined to have a significant deficiency or material weakness in our internal controls; the risk that the assumptions and estimates on which we based the preliminary financial information contained in this press release may prove to be incorrect, inadequate or incomplete; the risk that our actual financial results for the third quarter of Fiscal 2005 may differ materially from the preliminary results set forth above; and the risk that we may be unable to file our financial statements for future periods on a timely basis or at all. In addition to the risks set forth above, the forward-looking statements in this press release may also be adversely impacted by: our review of the financial statement impact of the software error; our ability to comply with applicable laws and regulations and the terms of our agreements with our HMO affiliates; our ability to work together effectively with our HMO affiliates, including

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the fact that we depend upon our HMO affiliates to determine the payments we receive for certain of our managed care operations based, in part, on information that we submit to them; the impact of the Medicare risk adjustment program on payments we receive for our managed care operations; Federal and state investigations; changes in estimates and judgments associated with our critical accounting policies; our ability to satisfy our liabilities and respond to our capital needs; general economic conditions and uncertainties generally associated with the health care business. These and other applicable risks, cautionary statements and factors that could cause actual results to differ from our forward-looking statements are included in our annual report on Form 10-K for the fiscal year ended June 30, 2004 and other filings with the SEC. We undertake no obligation to update or revise these forward-looking statements to reflect events or circumstances after the date hereof except as required by law.

Continucare Corporation
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: May 13, 2005	By:	/s/ Fernando L. Fernandez
Fernando L. Fernandez
Chief Financial Officer

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